Absolute Software to Report Fourth Quarter and Full-Year Fiscal 2022
Financial Results on August 23, 2022
VANCOUVER, British Columbia and SAN JOSE, Calif. – July 12, 2022 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced that the company will release its financial results for its fourth quarter and full-year fiscal 2022 ended June 30, 2022 on Tuesday, August 23, 2022 after the financial markets close.
The quarterly financial statements and management’s discussion and analysis will be made available at www.absolute.com, and will be filed under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The company will host a conference call that same day at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing 1-844-763-8274 or 1-412-717-9224; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.
The conference call will be archived for replay until Tuesday, August 30, 2022. To access the archived conference call, please dial 855-669-9658 or 1-877-344-7529 and enter the reservation code 4165976. To access the replay using an international dial-in number, please use this link. An archived replay of the audio webcast will be available for one year.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:
Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443